Exhibit 99.1

MEDIA RELEASE

Investor Presentation Update

Singapore and Port Moresby, October 27, 2014: InterOil Corporation (NYSE, POMSoX: IOC) today posted an updated investor presentation on its website. The presentation will be used at a Sanford C. Bernstein investor briefing on October 27, 2014 in Singapore. A site visit to Papua New Guinea will follow.

The presentation includes an update on:

-	Appraisal wells Antelope-4 and Antelope-5 in PRL15;
-	Wahoo-1 well in PPL474 (drilling operations planned to resume in 2015);
-	Estimated funding at the end of September 30, 2014 of $753 million includes unaudited cash balance and short term receivables of around $453 million and an undrawn credit facility of $300 million
-	Estimated expenditure for the third quarter of 2014 includes $42 million for the company share buyback, $56 million for drilling costs at Raptor-1, Bobcat-1 and Wahoo-1 and $34 million for seismic, inventory and other costs.

A copy of the presentation can be found on our website at www.interoil.com.

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About InterOil Corporation:

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil’s assets include one of Asia’s largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licences covering about 16,000sqkm. The company employs more than 2000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts
Singapore Michael Lynn Senior Vice President, Investor Relations Michael.Lynn@InterOil.com Phone: +65-6507-0222 David Wu Vice President, Investor Relations David.Wu@InterOil.com Phone: +65-6507-0222	United States Meg LaSalle Investor Relations Coordinator Meg.LaSalle@InterOil.com Phone: +1-281-292-1800
Media contacts
Singapore Robert Millhouse Vice President, Corporate Affairs Robert.Millhouse@InterOil.com Phone: +65-6507-0222	Australia John Hurst Cannings Corporate Communications jhurst@cannings.net.au Phone: +61 418 708 663

Forward Looking Statements

This press release includes “forward-looking statements” as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, expected expenditure and the expected timing and results of Raptor-1, Wahoo-1, Bobcat-1, Antelope-4, Antelope-5. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company’s Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.